UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amerinac Holding Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

03077Y107

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P. 450 Seventh Avenue, Suite 509 New York, New York 10123 Attention: Mr. Nelson Obus

Copy to: Jeffrey S. Tullman, Esq. Kane Kessler, P.C. 666 Third Avenue New York, New York 10017 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2017

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 03077Y107	13D	Page 2 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,942 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 7,942 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,942 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 03077Y107	13D	Page 3 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,555 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 12,555 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,555 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 03077Y107	13D	Page 4 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,503 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 4,503 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,503 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 03077Y107	13D	Page 5 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,497 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 20,497 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,497 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 03077Y107	13D	Page 6 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,503 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 4,503 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,503 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 03077Y107	13D	Page 7 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 25,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 25,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 03077Y107	13D	Page 8 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 25,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 25,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 03077Y107	13D	Page 9 of 13

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”) of Amerinac Holding Corp., formerly known as Precision Aerospace Components, a Delaware corporation (the “Issuer”). The Issuer maintains its principal executive office at 6002 Groveport Road, Groveport, OH 43125.

Item 2. Identity and Background.

This Schedule 13D is filed by the Wynnefield Reporting Persons.

(a), (b), (c) and (f). The “Wynnefield Reporting Persons” are Wynnefield Partners Small Cap Value, L.P. (“Wynnefield Partners”), Wynnefield Partners Small Cap Value, L.P. I (“Wynnefield Partners I”), Wynnefield Small Cap Value Offshore Fund, Ltd. (“Wynnefield Offshore”), Wynnefield Capital, Inc., Wynnefield Capital Management, LLC (“WCM”), Wynnefield Capital, Inc. (“WCI”), Nelson Obus and Joshua H. Landes. The Wynnefield Reporting Persons that are entities, are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders).

WCM, a New York limited liability company, is the general partner of Wynnefield Partners I and Wynnefield Partners, each a private investment company organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua H. Landes are the managing members of WCM and the principal executive officers of WCI, the investment manager of Wynnefield Offshore, a private investment company organized under the laws of the Cayman Islands. Messrs. Obus and Landes are citizens of the United States of America.

The business address of the Wynnefield Reporting Persons is 450 Seventh Avenue, Suite 509, New York, New York 10123.

(d) and (e). During the last five years, none of the Wynnefield Reporting Persons had been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The securities reported in this Schedule 13D as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $1,000,000 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons who directly beneficially own such securities.

Item 4. Purpose of the Transaction

Other than as set forth in this Item 4, the Wynnefield Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Wynnefield Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the Board of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Wynnefield Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

CUSIP No. 03077Y107	13D	Page 10 of 13

Item 5. Interest in Securities of the Issuer.

(a), (b) and (c) As of August 3, 2017, the Wynnefield Reporting Persons beneficially owned in the aggregate 25,000 shares of Common Stock, constituting approximately 8.7% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Wynnefield Reporting Persons is based upon 286,636 shares outstanding as of August 3, 2017, which number is based on information received from the Issuer.

The following table sets forth certain information with respect to shares of Common Stock directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name	Number of Common Stock	Percentage of Outstanding Common Stock

Wynnefield Partners I	12,555	4.4%

Wynnefield Partners	7,942	2.8%

Wynnefield Offshore	4,503	1.6%

WCM is the sole general partner of Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners I, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as co-managing members of WCM, share the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Offshore beneficially owns. WCI, as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Offshore beneficially owns. Messrs. Obus and Landes are executive officers of WCI and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCI may be deemed to beneficially own. Messrs. Obus and Landes, as executive officers of WCI, share the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

CUSIP No. 03077Y107	13D	Page 11 of 13

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) in the aggregate 25,000 shares of Common Stock, constituting approximately 8.7% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Wynnefield Reporting Persons is based upon 286,636 shares outstanding as of August 3, 2017, which number is based on information received from the Issuer.

The filing of this Schedule 13D and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Schedule 13D.

The trading dates, number of Shares purchased and price per share for all transactions in the Shares by the Reporting Persons in the past 60 days are set forth below:

Wynnefield Partners I	7/18/2017	12,555	$40.00

Wynnefield Partners LP	7/18/2017	7,942	$40.00

Wynnefield Offshore	7/18/2017	4,503	$40.00

(d) and (e). Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of the Reporting Persons are a party to a Joint Filing Agreement, dated as of August 3, 2017 (the “13D Joint Filing Agreement”), pursuant to which the parties agreed to jointly file this Schedule 13D and any and all amendments and supplements thereto with the Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference in its entirety in this response to Item 6.

CUSIP No. 03077Y107	13D	Page 12 of 13

On July 18, 2017, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with certain purchasers named therein (the “Purchasers”), pursuant to which the Issuer agreed to sell and issue an aggregate of 75,500 shares of its Common Stock (the “Shares”) at a purchase price of $40.00 per share, for aggregate gross proceeds of $3,020,000. Wynnefield Partners, Wynnefield Partners I and Wynnefield Offshore purchased 12,555 shares, 7,942 shares and 4,503 shares, respectively, for an aggregate purchase price of $1,000,000 pursuant to the Subscription Agreement.

Item 7. Material to be Filed as Exhibits.

Exhibit 1          Joint Filing Agreement, dated as of August 3, 2017

CUSIP No. 03077Y107	13D	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 3, 2017

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.,

its Investment Manager

By: /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus

Nelson Obus, President

/s/ Nelson Obus

Nelson Obus, Individually

/s/ Joshua Landes

Joshua Landes, Individually